SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549





                                    Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1995

OR

[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

    For the transition period from ___________ to ___________

Commission file number 0-15279






A. Full title of the plan and the address of the plan if different from that of the issuer named below:
                           GENERAL COMMUNICATION, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                          Independent Auditors' Report




The General Communication, Inc. Employee
     Stock Purchase Plan Trustees
General Communication, Inc. Employee
     Stock Purchase Plan


We have audited the accompanying statements of net assets available for plan benefits of General Communication, Inc. Employee Stock Purchase Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of General Communication, Inc. Employee Stock Purchase Plan at December 31, 1995 and 1994, and the changes in those net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I through IV are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                          /s/KPMG PEAT MARWICK LLP

March 1, 1996

                           GENERAL COMMUNICATION, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                   Index to Financial Statements and Schedules




Independent Auditors' Report dated March 1, 1996

Statements  of Net Assets  Available  for Plan Benefits at December 31, 1995 and
1994

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1995, 1994 and 1993

Notes to Financial Statements

Supplemental Schedules

Consent of Independent Auditors

Signature

                           GENERAL COMMUNICATION, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                            Statements of Net Assets
                           Available for Plan Benefits

                           December 31, 1995 and 1994

                                                          1995           1994
                                                          ----           ----
Assets:
         Cash and cash equivalents (note 6) ......     $  206,453        207,859
                                                       ----------      ---------
         Investments (notes 7, 8 and 9):
           General Communication, Inc.
           common stock, at current value -
           1,913,270 and 1,648,323 shares
           at December 31, 1995 and 1994,
           respectively (cost of $5,643,364
           and $4,368,278, respectively) .........      9,566,350      6,490,272

           MCI Communications Corp.
           common stock, at current value -
           390 shares at December 31, 1995
           (cost of $9,785) ......................         10,189             --

           Tele-Communications, Inc.S
           common stock, at current value -
           180 shares at December 31, 1995
           (cost of $3,461) ......................          3,578             --

           Mutual fund investments
           (cost of $65,633 in 1995) .............         64,467             --
                                                       ----------      ---------
                                                        9,644,584      6,490,272

         Contributions receivable:
              Employee ...........................         27,518             --
              Employer ...........................         25,328             --

         Investment income receivable ............            693             --
                                                       ----------      ---------

                      Net assets available
                      for plan benefits ..........     $9,904,576      6,698,131
                                                       ==========      =========

See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                  Years ended December 31, 1995, 1994 and 1993


                                                   1995         1994          1993
                                                   ----         ----          ----
Contributions:
         Employee share ....................   $  918,423      827,793       505,215
         Employer share ....................      864,376      792,174       485,254
                                               ----------   ----------     ---------

                                                1,782,799    1,619,967       990,469

Allocated forfeitures ......................        8,012       22,604        19,961

Investment income:
         Interest income ...................        9,840        4,132         5,837
         Dividend income ...................          155           --            --
         Net change in unrealized
              appreciation (depreciation)
              of investments ...............    1,960,257   (1,266,521)    3,074,163
                                               ----------   ----------     ---------

                                                3,761,063      380,182     4,090,430

Distributions:
         Employee withdrawals ..............      554,618      524,061       482,852
                                               ----------    ---------     ---------

                  Net increase (decrease) in
                       net assets available
                       for plan benefits ...    3,206,445     (143,879)    3,607,578

Net assets available for plan benefits
         at beginning of period ............    6,698,131    6,842,010     3,234,432
                                               ----------    ---------     ---------


Net assets available for plan benefits
         at end of period ..................   $9,904,576    6,698,131     6,842,010
                                               ==========    =========     =========


See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


(1)      Description of Plan

         The following description of the General Communication, Inc. Employee Stock Purchase Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. and affiliated companies (GCI Communication Corp., GCI Communication Services, Inc. and GCI Leasing Co., Inc.) ("Company") who have completed one year of service, as defined in the Plan agreement.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

                  (1) Salary Reduction Contributions ("before-tax contributions") which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution; or,

                  (2)      Non-qualified Voluntary Contributions ("after-tax
                           contributions")   which  will  be   included  in  the
                           participant's current earnings for federal income tax purposes.

            Eligible  employees  of  the  Company  may  elect  to  reduce  their compensation in any even dollar amount up to 10% of such compensation up to a maximum of $9,240 in 1995 and 1994 and $8,994 in 1993; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions. The Company will match employee salary reduction and after-tax contributions in any amount (less the amount of any forfeitures) determined by the Company each year, but not more than 10% of any one employee's compensation will be matched in any pay period. The combination of salary reduction, after-tax and matching contributions cannot exceed 25% of any employee's compensation (determined after salary reduction) for any year. Salary reduction contributions are subject to a compensation ceiling of $150,000 for 1995 and 1994 and $235,840 for 1993.

            In 1993 and 1994, the Company matched employee salary reduction and after-tax contributions 100% with General Communication, Inc. ("GCI") Class A and Class B common stock, limited to 10% of any one employee's compensation each pay period. Commencing July 1, 1995, employee contributions invested in GCI Class A and Class B common stock continue to receive up to 100% matching, as determined by the Company each year, in GCI Class A and Class B common stock. Employee contributions invested in other than GCI Class A and Class B common stock receive up to 50% matching, as determined by the Company each year, in GCI Class A and Class B common stock.

            Amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship or other termination. Plan earnings are taxable to the employee either upon distribution of the stock or eventual disposition of the stock.

            Participant Accounts
            Each participant account is credited with the participant's contributions, the employer matching contributions and allocations of Plan earnings. Plan earnings are allocated quarterly based on the participant's weighted account balance as a proportion of total weighted account balances during the calendar quarter.

            Vesting
            A participant's interest in his or her Salary Reduction Account and Non-qualified Voluntary Account is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company Matching Account is vested based upon years of service with the Company (as defined in the Plan agreement), in accordance with the following schedule:
                  Years of Service                     Vested Percentage
                  Less than 1                                  0
                  1 or more but less than 2                   20
                  2 or more but less than 3                   30
                  3 or more but less than 4                   45
                  4 or more but less than 5                   60
                  5 or more but less than 6                   80
                  6 or more                                  100

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan agreement).

            A participant's interest in the Company Matching Account fully vests without regard to the number of years of service when the participant: (i) retires under the terms of the Plan; (ii) dies, or
            (iii) becomes totally and permanently disabled. A participant's interest in the Company Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The amount of the participant's account that was forfeited previously will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than retirement, death or disability, that portion of his or her account attributable to Company contributions which has not vested will be forfeited. All amounts so forfeited will be allocated as a component of the otherwise required employer matching contribution to the remaining participating employees during the first calendar quarter after the end of the year in which the forfeitures occur. Net forfeitures amounting to $8,012, $22,604 and $19,961 as of December 31, 1994, 1993 and 1992, respectively, were allocated to the accounts of the remaining participants in 1995, 1994 and 1993 in the ratio that the employer match balance of each participant's account bears to the total employer match balances of all participants' accounts.


(2)      Summary of Significant Accounting Policies

         The Plan financial statements are based on the accrual method of accounting with Plan investments stated at current value.

         The current value of GCI Class A common stock is based on the average of the closing bid and ask prices as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System at December 31, 1995 and 1994. The current value of GCI Class B common stock is determined based on the average of the closing bid and ask prices as reported on the over-the-counter market at December 31, 1995 and 1994. GCI Class B common stock is convertible into GCI Class A common stock. The current value of MCI common stock and TCI Class A common stock is based on the average of the closing bid and ask prices as listed on the NASDAQ National Market System at December

         31, 1995. Mutual fund investments are carried at fair market value, as determined by individual fund management, based upon quoted market prices.

         Purchases and sales of securities are recorded on a trade-date basis. The cost of securities is determined using the average cost method.

         Shares to be issued by GCI to the Plan were initially registered in 1988 under the Federal Securities Act of 1933 (effective September 14,
         1988) and under the Alaska Securities Act (effective October 26, 1988). A subsequent registration was completed in 1993 under the Federal Securities Act of 1933 (effective April 5, 1993). In 1993, the Company relied upon an express exemption from registration under the Alaska Securities Act. The registration in 1993 provides for the acquisition by the Plan of up to 700,000 shares of GCI Class A common stock at market value and up to 100,000 shares of GCI Class B common stock at market value.

(3)      Administration of Plan Assets

         On July 1, 1995, The Heintzberger Company ("Recordkeeper") became recordkeeper of the Plan and National Bank of Alaska ("Trustee") became trustee of the Plan. Administrative expenses related to the Plan are paid directly by the Company to the Recordkeeper and the Trustee. Company employees continue to provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination

         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Company Matching Account.

         The Plan was amended in 1992 to conform with revised Rule 16b-3 adopted pursuant to the 1934 Securities Exchange Act. Such amendment provides restrictions on participation after an officer or director makes a withdrawal from the Plan, limitations on further participation by officers and directors after ceasing to participate in the Plan, approval of certain amendments by shareholders, and transferability restrictions.

         In December 1994 the Plan was amended and restated effective January, 1989 to comply with the Tax Reform Act of 1986 and other legislation ("TRA '86"). Also in December 1994 the Plan was amended to modify matching contribution requirements and to allow diversification of investments into selected securities or funds as described in Footnotes (1) and (7), respectively. Investment and matching contribution revisions to the Plan were implemented during the third quarter of 1995.

(5)      Refunded and Refundable Contributions

         During 1995 and 1993, the Plan did not meet the requirements of certain discrimination tests related to employee and employer matching contributions for certain highly compensated employees (as defined). Corrective distributions were made in December 1995 and 1993 to satisfy the non-discrimination test requirements for the Plan years 1995 and 1993, respectively.

(6)      Cash and Cash Equivalents

         Included in cash and cash equivalents is an interest bearing certificate of deposit. Cash and cash equivalents at December 31, 1995 and 1994 include restricted cash of $111,130 and $106,057, respectively. This cash has been restricted by participants from use in purchasing stock or other investments.

(7)      Investments

         In 1994 and 1995, the Plan was self-administered and Plan participants invested contributions in GCI Class A and Class B common stock only. Commencing July 1, 1995, the Plan diversified with expanded investment choices offered to Plan participants as follows:

              GCI Stock Fund - a fund invested in shares of GCI Class A and Class B common stock

              MCI Communications Corp ("MCI") Stock Fund - a fund invested in shares of MCI common stock

              Tele-Communications, Inc. ("TCI") Stock Fund - a fund invested in shares of TCI common stock

              Mutual Funds:

                  Fidelity Puritan Trust Fund - a mutual fund seeking high income with preservation of capital by investing in a broadly diversified portfolio of securities.

                  Heartland Value Fund - a mutual fund seeking long term capital
                  appreciation   through  investment  in  small  company  stocks
                  selected on a value basis.

                  Meridian Fund - a mutual fund making  investments in small and
                  medium  sized   companies   considered   to  be   experiencing
                  above-average growth in revenue and earnings.

                  Neuberger & Berman  Guardian  Fund - a mutual  fund  investing
                  primarily   in  a   large   number   of   common   stocks   of
                  long-established, high quality companies.

                  Vanguard Short-Term Corporate - a mutual fund investing in corporate debt securities, federal, state and municipal agency obligations, certificates of deposit and commercial paper.

         Employees may elect to participate in more than one fund. The following table summarizes the number of employees  participating in each fund at
         December 31:
                                                      1995       1994       1993
                                                       ---        ---        ---
             GCI Stock Fund ...................        234        207        164
             MCI Stock Fund ...................         32         --         --
             TCI Stock Fund ...................         13         --         --
             Fidelity Puritan Trust Fund ......         29         --         --
             Heartland Value Fund .............         52         --         --
             Meridian Fund ....................         29         --         --
             Neuberger & Berman Guardian Fund .         29         --         --
             Vanguard Short-Term Corporate ....          9         --         --
                                                       ---        ---        ---
                                                       427        207        164
                                                       ===        ===        ===

(8)      Unrealized Appreciation (Depreciation) of Investments

         The gross  unrealized  appreciation  (depreciation)  of Plan  assets at
         December 31 was as follows:
                                        1995             1994            1993
                                        ----             ----            ----
          GCI common stock ....     $ 3,922,986        2,121,995       3,660,914
          MCI common stock ....             404               --              --
          TCI common stock ....             117               --              --
          Mutual fund
           investments ........          (1,166)              --              --
                                    -----------       ----------       ---------
                                    $ 3,922,341        2,121,995       3,660,914
                                    ===========       ==========       =========

(9)      Net Realized Gain

         Fidelity Puritan Trust Fund had a net realized gain of $182 for the year ended December 31, 1995.

(10)     Reconciliation of Financial Statements to Form 5500

         The  following is a  reconciliation  of net assets  available  for Plan benefits as reported in the  accompanying  financial  statements to the
         Form 5500:
                                                          1995           1994
                                                          ----           ----
          Net assets available for Plan benefits as
           reported in the accompanying financial
           statements .............................   $ 9,904,576      6,698,131
          Benefits payable ........................      (133,928)            --
                                                      -----------      ---------

          Net assets available for Plan benefits
           per the Form 5500 ......................   $ 9,770,648      6,698,131
                                                      ===========      =========

         The following is a  reconciliation  of benefits paid to participants as reported in the accompanying  financial  statements to the Form 5500 at
         December 31, 1995:
                           Benefits paid to participants as
                             reported in the accompanying financial
                             statements .............................   $554,618
                           Add: Benefits payable at December 31, 1995    133,928
                                                                        --------

                           Benefits paid to participants per
                             the Form 5500 ..........................   $688,546
                                                                        ========

         Benefits payable is recorded on the Form 5500 for amounts requested for distribution but not paid as of December 31.

(11)     Income Taxes

         The Plan is qualified under Section 401(a) of the Code pursuant to a tax determination letter obtained from the Internal Revenue Service ("IRS"). The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

         In December 1994, an application was submitted to the IRS for a determination as to the Plan's qualification status under Section 401(a) of the Code associated with Plan changes for TRA '86, investment diversification and modification of the employer matching contribution percentage. On February 8, 1996 the IRS issued a determination letter stating that these amendments to the Plan meet the requirements of section 401(a) of the Code.

                                                         Supplemental Schedule I

                           GENERAL COMMUNICATION, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1995


                                                                         Current
Identity of Issue           Description of Investment         Cost         Value
-----------------           -------------------------         ----         -----
General Communication, Inc. 1,913,270 shares of Class   $5,643,364     9,566,350
                            A and Class B common stock

MCI Communications Corp.    390 shares of common stock       9,785        10,189

Tele-Communications, Inc.   180 shares of Class A            3,461         3,578
                            common stock

Mutual fund investments:
Fidelity Puritan Trust
     Fund                   650 shares                      10,912        11,049
Heartland Value Fund        954 shares                      27,684        26,669
Meridian Fund               411 shares                      12,207        12,279
Neuberger & Berman
     Guardian Fund          527 shares                      12,523        12,138
Vanguard Short-Term
     Corporate              214 shares                       2,307         2,332
                                                        ----------     ---------
       Total mutual fund
              investments                                   65,633        64,467
                                                        ----------     ---------

                  Investments at December 31, 1995      $5,722,243     9,644,584
                                                        ==========     =========

                                                                                                            Supplemental Schedule II
                           GENERAL COMMUNICATION, INC.

                          EMPLOYEE STOCK PURCHASE PLAN

        Allocation of Plan Assets and Liabilities to Investment Programs

                                December 31, 1995


                                                                   Fidelity                     Neuberger &
                                           GCI       MCI    TCI    Puritan  Heartland             Berman    Vanguard
                                          Stock     Stock  Stock    Trust     Value    Meridian  Guardian  Short-Term
                                          Fund      Fund   Fund     Fund      Fund       Fund      Fund     Corporate         Total
                                          ----      ----   ----     ----      ----       ----      ----     ---------         -----
Assets:
 Cash and cash equivalents ......... $  204,905    1,038    471        6        19          7         6             1        206,453
                                     ----------   ------  -----   ------    ------     ------    ------         -----      ---------
 Investments:
  General Communication, Inc.
  common stock, at current value -
  1,913,270 and 1,648,323 shares
  at December 31, 1995 and 1994,
  respectively (cost of $5,643,364
  and $4,368,278, respectively) ....  9,566,350       --     --       --        --         --        --            --      9,566,350

  MCI Communications Corp.
  common stock, at current value -
  390 shares at December 31, 1995
  (cost of $9,785) .................         --   10,189     --       --        --         --        --            --         10,189

  Tele-Communications, Inc.
  common stock, at current value -
  180 shares at December 31, 1995
  (cost of $3,461) .................         --       --  3,578       --        --         --        --            --          3,578

  Mutual fund investments
  (cost of $65,633 in 1995) ........         --       --     --   11,049    26,669     12,279    12,138         2,332         64,467
                                     ----------   ------  -----   ------    ------     ------    ------         -----      ---------
                                      9,566,350   10,189  3,578   11,049    26,669     12,279    12,138         2,332      9,644,584

 Contributions receivable:
  Employee .........................     20,502    1,226    385      958     1,858      1,062     1,311           216         27,518
  Employer .........................     25,328       --     --       --        --         --        --            --         25,328

 Investment income receivable ......        676       12      4       --         1         --        --            --            693
                                     ----------   ------  -----   ------    ------     ------    ------         -----      ---------

     Net assets available
        for plan benefits .......... $9,817,761   12,465  4,438   12,013    28,547     13,348    13,455         2,549      9,904,576
                                     ==========   ======  =====   ======    ======     ======    ======         =====      =========

                           GENERAL COMMUNICATION, INC.                                                     Supplemental Schedule III
                          EMPLOYEE STOCK PURCHASE PLAN

   Allocation of Plan Income and Changes in Plan Equity to Investment Programs

                          Year ended December 31, 1995



                                           GCI       MCI    TCI    Puritan  Heartland             Berman    Vanguard
                                          Stock     Stock  Stock    Trust     Value    Meridian  Guardian  Short-Term
                                          Fund      Fund   Fund     Fund      Fund       Fund      Fund     Corporate        Total
                                          ----      ----   ----     ----      ----       ----      ----     ---------        -----
Contributions:
 Employee share................... $   831,397    12,018  4,300   11,551    29,562     13,258    13,830         2,507        918,423
 Employer share...................     864,376         -      -        -         -          -         -             -        864,376
                                    ----------    ------  -----   ------    ------     ------    ------         -----      ---------
                                     1,695,773    12,018  4,300   11,551    29,562     13,258    13,830         2,507      1,782,799

Allocated forfeitures.............       8,012         -      -        -         -          -         -             -          8,012

Investment income:
 Interest income..................       9,561        37     21      221         -          -         -             -          9,840
 Dividend income..................           -         6      -      104         -         17        10            18            155
 Net change in unrealized
   appreciation (depreciation)
   of investments.................   1,960,902       404    117      137    (1,015)        73      (385)           24      1,960,257
                                    ----------    ------  -----   ------    ------     ------    ------         -----      ---------
                                     3,674,248    12,465  4,438   12,013    28,547     13,348    13,455         2,549      3,761,063

Distributions:
 Employee withdrawals.............     554,618         -      -        -         -          -         -             -        554,618
                                    ----------    ------  -----   ------    ------     ------    ------         -----      ---------

Net increase in net assets........   3,119,630    12,465  4,438   12,013    28,547     13,348    13,455         2,549      3,206,445

Net assets available for plan
 benefits at beginning of period..   6,698,131         -      -        -         -          -         -             -      6,698,131
                                   -----------    ------  -----   ------    ------     ------    ------         -----      ---------
Net assets available for plan
 benefits at end of period........ $ 9,817,761    12,465  4,438   12,013    28,547     13,348    13,455         2,549      9,904,576
                                   ===========    ======  =====   ======    ======     ======    ======         =====      =========

                                                        SUPPLEMENTAL SCHEDULE IV

                           GENERAL COMMUNICATION, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                 Item 27d - Schedule of Reportable Transactions

                                December 31, 1995


                                                               Current Value
 Identity of                          Purchase     Cost of      of Asset on        Net Gain
Party Involved  Description of Asset   Price        Asset      Transaction Date    or (loss)
--------------  --------------------   -----        -----      ----------------    ---------
Series of       GCI Class A and B    $1,651,160   $1,651,160       $1,651,160         ---
transactions    common stock

                                                                         Exhibit








                         CONSENT OF INDEPENDENT AUDITORS





The General Communication, Inc. Employee
      Stock Purchase Plan Trustees
General Communication, Inc. Employee
      Stock Purchase Plan


We consent to incorporation by reference in the Form S-8 Registration Statement (No. 33-24029) of our report dated March 1, 1996 related to the statements of net assets available for plan benefits of General Communication, Inc. Employee Stock Purchase Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 11-K of General Communication, Inc. Employee Stock Purchase Plan.





                                            /s/KPMG PEAT MARWICK LLP



March 1, 1996

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                         GENERAL COMMUNICATION, INC.
                                         EMPLOYEE STOCK PURCHASE PLAN



                                         By /s/ Alfred J. Walker
                                            Alfred J. Walker
                                            Plan Administrator

Dated:  March 1, 1996